April 19, 2006

Stephen Krikorian
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:  CACI International Inc

Dear Mr. Krikorian:

On behalf of CACI International Inc ("CACI"), I am writing to request an extension of time to respond to the comments provided to CACI by the staff of the Securities and Exchange Commission by letter dated April 6, 2006 (the "Comment Letter"). CACI intends to respond to the Comment Letter by May 4, 2006. CACI's third fiscal quarter ended March 31, 2006, so the work on the Comment Letter response needs to be completed at the same time that CACI is completing its quarter close process. CACI needs additional time to respond to the Comment Letter in order to appropriately coordinate its response with its accounting advisers, independent auditors and Audit Committee.

We appreciate the staff's flexibility in this regard. Please telephone the undersigned at (703) 841-7946 if you have any questions.

Sincerely,

/s/ Stephen L. Waechter

Stephen L. Waechter
Executive Vice President and
Chief Financial Officer

cc:	Mark Kronforst Jason Niethamer Judith Kassel Meredith Cross, Esq.